UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 23, 2025

M3-BRIGADE ACQUISITION V CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42171	98-1781141
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1700 Broadway, 19th Floor New York, New York	10019
(Address of principal executive offices)	(Zip Code)

(212) 202-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	MBAVU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	MBAV	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	MBAVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

As previously reported, on July 7, 2025, M3-Brigade Acquisition V Corp., a Cayman Islands exempted company (the “Company”), ReserveOne, Inc., a Delaware corporation (“ReserveOne”), ReserveOne Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and R1 Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and, together with the SPAC Merger Sub, the “Merger Subs”), entered into a business combination agreement (the “Business Combination Agreement”).

The business combination of the Company, ReserveOne, Pubco and the Merger Subs, as applicable, will be effected pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein. The transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination.”

On September 23, 2025, Pubco and ReserveOne issued a joint press release (the “Press Release”) announcing the confidential submission by Pubco of a draft Registration Statement on Form S-4 to the Securities and Exchange Commission (the “SEC”) in connection with the Business Combination. A copy of the Press Release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement and a prospectus in connection with the Business Combination. INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by the Company with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. The Company’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a written request to: M-3 Brigade Acquisition V Corp., 1700 Broadway, 19th Floor, New York, New York 10019.

Participants in the Solicitation

Each of the Company, ReserveOne, Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of the Company is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of the Company’s Annual Report on Form 10-K and (ii) the Company’s Current Reports on Form 8-K filed with the SEC on May 27, 2025, and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, ReserveOne, PubCo, the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company, ReserveOne and PubCo, expected operating costs of PubCo, the Company, ReserveOne and their respective subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of the Company’s public shareholders, and ReserveOne’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all; (ii) the risk related to ReserveOne’s lack of operating history as an early-stage company; (iii) the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of the Company’s shareholders; (iv) the failure to realize the anticipated benefits of the Business Combination; (v) the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, the Company or others following announcement of the Business Combination; (vi) the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Company Class A Ordinary Shares or the Pubco Class A Common Shares; (vii) the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Pubco Class A Common Shares will be listed after closing of the Business Combination; (viii) costs related to the Business Combination and as a result of PubCo becoming a public company; (ix) changes in business, market, financial, political and regulatory conditions; (x) risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate; (xi) risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes; (xii) risks that after consummation of the Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations; (xiii) challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; (xiv) being considered to be a “shell company” by any stock exchange or by the SEC; and (xv) those risk factors discussed in documents of the Company or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Company’s final prospectus dated as of July 31, 2024 and filed by the Company with the SEC on August 2, 2024, our Quarterly Reports on Form 10-Q, and our Annual Report on Form 10-K and the proxy statement/prospectus that will be filed by the Company and Pubco and, and other documents filed or to be filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company, ReserveOne or PubCo presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of the Company, ReserveOne or PubCo will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued September 23, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2025

M3-BRIGADE ACQUISITION V CORP.

By:	/s/ Robert Rivas Collins
Name:	Robert Rivas Collin
Title:	Chief Executive Officer

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